Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL



24 March 2010

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully



Hilary Hall (Mrs)
Company Secretary's Office



PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Bradford & Bingley plc

24 March 2010

Bradford & Bingley plc Board confirms intended integration with Northern Rock (Asset Management) plc

The Board of Bradford & Bingley plc ("B&B") notes today's announcement by UKFI and confirms that it supports the intended integration of B&B and Northern Rock (Asset Management) plc ("NR(AM)").

UKFI, B&B and NR(AM) have been exploring options on how the two businesses can work co-operatively together to the benefit of taxpayers. The intention is to create a single holding company that will combine B&B and NR(AM) under common governance and management. Both companies would remain as separate legal entities with their own balance sheets, liabilities and government support arrangements. There are no immediate changes for customers and they do not need to take any action.

Full details of the integration are not yet established, and no firm timescale has been set for completion. The proposal will be implemented within EC State Aid rules and will be subject to regulatory approval from the FSA.

Richard Banks, Managing Director of Bradford & Bingley plc, said:

"Creating a single holding company is the right way to move forward to support our goal to protect and create value for UK taxpayers. The integration process will be extensive and in the meantime, we will continue to work towards our business objectives and provide a high quality service to our customers."

ENDS

Enquiries

Bradford & Bingley Press Office:
+44 (0) 1274 554042
pressoffice@bbg.co.uk

Investor Relations:
+44 (0) 1274 806341

www.bbg.co.uk

Notes to Editors:

On 27 March 2009, Bradford & Bingley submitted its Business Plan and application for State Aid to the European Commission, in accordance with state aid rules after having been taken into public ownership on 29 September 2008. This Business Plan outlined the Group's objectives to repay HM Treasury and the Financial Services Compensation Scheme (FSCS) as soon as market conditions allow, and protect taxpayers, whilst treating customers and creditors fairly. A summary of the Business Plan is available at www.bbg.co.uk.

On 25 January 2010 the European Commission approved the Business Plan and application for State Aid, a decision that ratifies the strategy and approach that is outlined in the Business Plan and is an essential requirement that will help the Group achieve its business objectives.

Bradford & Bingley plc

Annual Information Update - 18 March 2009 to 17 March 2010

This information is provided in accordance with Prospectus Rule 5.2.1. The information referred to below was up to date at the time of publication but some information may now be out of date.

Title	Where document can be viewed.	Description	Date & place of filing	Date of publication
Annual Return	Companies House	Annual Return for year to 28 February 2009	19 March 2009 Companies House	19 March 2009
RNS 7041P 2008 Annual Report & Accounts	Company Website - www.bbg.co.uk	Announcement of publication of 2008 Annual Report & Accounts	30 March 2009 - London Stock Exchange	30 March 2009
RNS 7361P 2008 Annual Report & Accounts	Company Website - www.bbg.co.uk	Report & Accounts documentation available for inspection UK Listing Authority and company website	30 March 2009 - London Stock Exchange	30 March 2009
RNS 9356P Annual Information Update	Company Website - www.bbg.co.uk	Annual information Update 18/3/08 to 17/3/09	1 April 2009 - London Stock Exchange	1 April 2009
RNS 2021R Appointment of Managing Director	Company Website - www.bbg.co.uk	Appointment of Richard Banks as Managing Director	27 April 2009 - London Stock Exchange	27 April 2009
Appointment of Director	Companies House	Form 288a - Appointment of Richard Banks	1 May 2009 - Companies House	1 May 2009
RNS 6751R Annual General Meeting - Special Resolutions	Company Website - www.bbg.co.uk	Notifying that copies of the special resolutions passed at the AGM have been sent to the FSA document viewing facility	5 May 2009 - London Stock Exchange	5 May 2009
RNS 5741S Release of Cash Flow Model	Company Website - www.bbg.co.uk	Announcing availability of Cash Flow Model	20 May 2009 - London Stock Exchange	20 May 2009
RNS 8419S Subordinated Notes	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (16 June 2009)	26 May 2009 - London Stock Exchange	26 May 2009
RNS 8426S Perpetual Subordinated Bonds	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (20 July 2009)	26 May 2009 - London Stock Exchange	26 May 2009
RNS 8429S Subordinated Notes	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment 30 June 2009)	26 May 2009 - London Stock Exchange	26 May 2009
RNS 3851T Directorate Changes	Company Website - www.bbg.co.uk	Chris Willford & Roger Hattam to leave the Board from 30/6/09	4 June 2009 - London Stock Exchange	4 June 2009

Resignation of Director	Companies House	Form 288b - Resignation of Roger Hattam	30 June 2009 - Companies House	30 June 2009
Resignation of Director	Companies House	Form 288b - Resignation of Christopher Willford	30 June 2009 - Companies House	30 June 2009
RNS 8245U Directorate Change	Company Website - www.bbg.co.uk	Exec. Chairman Richard Pym to become non-exec from 01.07.09	30 June 2009 - London Stock Exchange	30 June 2009
RNS 4279W Subordinated Notes	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (30 September 2009)	28 July 2009 - London Stock Exchange	28 July 2009
RNS 4275W Perpetual Subordinated Bonds	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (7 October 2009)	28 July 2009 - London Stock Exchange	28 July 2009
RNS 4552X Interim Financial Report 2009	Company Website - www.bbg.co.uk	Interim Financial Report for the half year ended 30 June 2009	14 August 2009 - London Stock Exchange	14 August 2009
RNS 9044Z Perpetual Subordinated Notes	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (10 December 2009)	29 September 2009 - London Stock Exchange	29 September 2009
RNS 4537B Subordinated Notes	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (12 December 2009)	27 October 2009 - London Stock Exchange	27 October 2009
RNS 4557B Undated Subordinated Notes	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (20 December 2009)	27 October 2009 - London Stock Exchange	27 October 2009
RNS 0196D 2054 Dated Subordinated Notes	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (31 December 2009)	24 November 2009 - London Stock Exchange	24 November 2009
RNS 0203D 2018 Dated Subordinated Notes	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (15 January 2010)	24 November 2009 - London Stock Exchange	24 November 2009
RNS 0211D 2010 Dated Subordinated Notes	Company Website - www.bbg.co.uk	Announcing : • non payment of next interest payment (16 February 2010). • Not to pay principal, by way of redemption on maturity, 16 Feb. 2010	24 November 2009 - London Stock Exchange	24 November 2009
RNS 0217D 11.625 Per Cent. Perpetual Subordinated Bonds	Company Website - www.bbg.co.uk	Announcing non payment of next interest payment (15 January 2010)	24 November 2009 - London Stock Exchange	24 November 2009
Statement of Company's objects	Companies House	Notification of removal of the Company's objects	24 November 2009 - Companies House	24 November 2009
Change of Director's details	Companies House	Form CH01 - change of service address for Michael Buckley	25 November 2009 - Companies House	25 November 2009
Change of Director's details	Companies House	Form CH01 - change of service address for Richard Banks	25 November 2009 - Companies House	25 November 2009
RNS 1708D General Meeting - Special Resolutions	Company Website - www.bbg.co.uk	Notifying that copies of the special resolutions passed at the GM have been sent to the FSA document viewing	26 November 2009 - London Stock Exchange	26 November 2009

		facility		
RNS 0660G State Aid Approval & HMT Guarantee	Company Website - www.bbg.co.uk	Announcing approval of the State Aid application and Business Plan.	25 January 2010 - London Stock Exchange	25 January 2010
Change of Secretary's details	Companies House	Form CH03 - change of service address for Paul Hopkinson	1 December 2009 - Companies House	1 December 2009
Change of Director's details	Companies House	Form CH01 - change of service address for Richard Pym	16 December 2009 - Companies House	16 December 2009
RNS 5788H Subordinated debt instruments	Company Website - www.bbg.co.uk	Announcing deferral of payments on B&B's subordinated debt until Statutory Debt is repaid	23 February 2010 - London Stock Exchange	23 February 2010
Annual Return - Form AR01	Companies House	Annual Return for year to 28 February 2010	16 March 2010 Companies House	16 March 2010

END